Exhibit 99.1

SHARE PURCHASE AGREEMENT
For the sale and purchase of
Shares in Union-Transport Holdings Inc

This agreement is made as of 21 December 2007

Between

(1)
PTR Holdings Inc, a company incorporated in accordance with the laws of the British Virgin Islands and having its registered address at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands (the “Purchaser”); and

(2)	Roger MacFarlane of 1909 Via Visalia Palos Verdes Estates, CA 90274, USA (“RIM”); and

(3)	Richard Dennis Jooste as trustee of the MacFarlane Children’s Trust of "Kismet" Corniston Road, Rondebosch, 7700 Cape Town, RSA (“MCTrust”)

(together referred to as the “Sellers”)

Recital

As of 21 December 2007, and by way of a purely internal private restructuring where shares of the Sellers in Union-Transport Holdings Inc. are exchanged for shares in UTi Worldwide Inc, the Sellers agreed to sell to the Purchaser which agreed to purchase all of the shares held by the Sellers in Union-Transport Holdings Inc on the terms set out below.

It is agreed as follows:

1.	INTERPRETATION

1.1	In this agreement the following words and phrases shall, unless the contrary intention appears, have the following meanings:-

1.1.1
“Company” means Union-Transport Holdings Inc, a company incorporated in accordance with the laws of the British Virgin Islands with registered address at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;

1.1.2	“Completion” means the completion of the sale and purchase of the Sale Shares in accordance with clause 4;

1.1.3	“Effective Date” means 21 December 2007;

1.1.4
“Encumbrance” means all security interests, options, liens, mortgages, charges, pledges, assignments, hypothecations, equities, claims, powers of sale or other third party rights including rights of pre-emption of any nature whatsoever;

1.1.5
“Sale Shares” means 110,000 (one hundred and ten thousand) fully paid voting ordinary shares of no par value in the issued share capital of the Company, which shares are held as to 55,000 (fifty five thousand) shares by each of RIM and MCTrust; and

1.1.6	“US$” means United States Dollars.

1.2	In this agreement unless the context otherwise requires:

1.2.1	words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa;

1.2.2	a reference to:

(a)	a “clause” is a reference to a clause of this agreement;

(b)	a person includes a reference to a body corporate, an unincorporated association or a partnership in that person’s legal and personal representatives and successors; and

(c)	any statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time (whether before or after the date of this agreement).

1.3
When any payment falls due or any other obligation falls to be performed on a Saturday, Sunday or a day on which banks are not open for the transaction of normal business in Guernsey or State of California, USA, then such payment shall be made, or such obligation performed, on the next succeeding day on which banks are open for the transaction of normal business in Guernsey or State of California, USA.

1.4	Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2	SALE AND PURCHASE

2.1
The Sellers will sell with full title guarantee and the Purchaser will purchase the Sale Shares with effect from the Effective Date free from any Encumbrance together with all accrued rights and benefits attached thereto.

2.2
The Sellers warrants to the Purchaser that each of the other shareholders of the Company has irrevocably waived all rights of pre-emption over the Sale Shares conferred either by statute, the Articles of Association of the Company, or other equivalent document of, or relating to, the Company.

3.	CONSIDERATION

The consideration for the sale of the Sale Shares will be shares in UTI-Worldwide Inc (“UTi-W Shares”) of an amount in value equal to USD22,557,496 as determined on the Effective Date, which shares will be transferred as follows:

3.1	570,210 to Roger MacFarlane; and

3.2	570,210 to Richard Dennis Jooste as trustee of the MacFarlane Children’s Trust and which consideration shall be satisfied on Completion.

4.	COMPLETION

4.1	Completion shall take place on 27 December 2007.

4.2
At Completion the Purchaser shall procure and ensure the effective transfer of the UTi-W Shares in the name of the Sellers and/or such nominee(s) of the Sellers as provided by the Sellers to the Purchaser by no later than 5 days before the intended Completion.

4.3
At Completion the Sellers shall deliver, or make available, to the Purchaser a copy of a resolution of the directors of the Company approving the registration (subject where necessary to due stamping) of the transfer of the Sale Shares to the Purchaser.

4.4	If any of the parties fail to comply with any of its obligations under the preceding provisions of this clause 4 on Completion (the “Defaulting Party”), the other parties may:

4.4.1	defer Completion to a date not more than 14 days after that date (in which case the provisions of this clause 4 shall apply to Completion as so deferred); or

4.4.2
proceed to Completion so far as practicable but without prejudice to the  rights of those parties (whether under this agreement generally or under this clause) to the extent that the Defaulting Party shall not have complied with its obligations thereunder; or

4.4.3
where either of those parties, considering in good faith the materiality or otherwise of the breach, is of the reasonable opinion that the breach is material in the context of the sale and purchase of the Sale Shares as a whole, terminate this agreement (without prejudice to any other remedy which that party may have, whether in damages or otherwise).

4.5	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously in accordance with this agreement.

5.	FURTHER ASSURANCE

At any time after the date of this agreement each party shall, and shall use its best endeavours to procure that any necessary third party shall, execute such documents and do such acts and things as the other party may reasonably require for the purpose of giving to the parties the full benefit of all the provisions of this agreement.

6.	DEFAULT INTEREST

If the Purchaser defaults in the payment when due of any sum payable under this agreement to the Sellers (whether determined by agreement or pursuant to an order of a court or otherwise) the liability of the Purchaser shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgment) at a rate per annum of 2 per cent per annum above the US Federal Reserve Rate as varied from time to time.  Such interest shall accrue from day to day.

7.	COSTS

All expenses incurred by or on behalf of the parties, including all fees of agents, accountants, legal and other representatives employed by any of them in connection with the negotiation, preparation or execution of this agreement and all ancillary documentation shall be borne solely by the party who incurred the liability.

8.	NOTICES

8.1
A notice or other communication under or in connection with this agreement will only be effective if it is in writing and delivered personally or by commercial courier to the party(ies) due to receive the notice or communication at its address set out against its name on the first page of this agreement or at such other address as the relevant party may specify by notice in writing to the other parties.

8.2
Any notice or other communication will be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or delivered by commercial courier on the date of signature of the courier’s receipt.

9.	GOVERNING LAW

9.1	The construction, validity and performance of this agreement shall be governed and construed in all respects by the laws of England.

9.2
Each of the parties irrevocably agrees and submits to the non-exclusive jurisdiction of the courts of England to hear and determine any suit, action or proceeding which may arise out of or in connection with this agreement.

10.	GENERAL

10.1
This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions.

10.2
Each party acknowledges that in entering into this agreement it has not relied on any representation, warranty, agreement, statement or other assurance (except those set out in this agreement) made by or on behalf of any party and that (in the absence of fraud) it will not have and it hereby explicitly waives any right or remedy arising out of any representation, warranty, agreement, statement or other assurance not set out in this agreement.

10.3	No variation or agreed termination of this agreement shall be of any force or effect unless in writing and signed by each party.

10.4
This agreement shall be personal to the parties and no party shall be entitled to assign its rights or obligations under this agreement to any person without the prior written consent of each other party.

10.5
The failure to exercise or delay in exercising any right or remedy under this agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.

10.6
A person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

11.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

This agreement has been entered into on the date stated at the beginning of this document.

Executed by: Rory C. Kerr	) /s/ Rory Kerr
for and on behalf of	)
PTR Holdings Inc	)
In the presence of: D.P. Kerr	) /s/ D.P. Kerr

Executed by: Roger MacFarlane	) /s/ Roger MacFarlane
for and on behalf of	)
Richard Dennis Jooste	)
as trustee for the time being of the MacFarlane Children’s Trust	)
in the presence of: Valerie B. Schielie	) /s/ Valerie B. Schiele

Executed by: Mr Roger MacFarlane	) /s/ Roger McFarlane
in the presence of: Valerie B. Schielie	) /s/ Valerie B. Schiele

5